UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number 001-40996

MDXHEALTH SA

(Translation of registrant’s name into English)

CAP Business Center

Zone Industrielle des Hauts-Sarts

4040 Herstal, Belgium

+32 4 257 70 21

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

MDXHEALTH SA

Press Release

On January 20, 2023, MDxHealth SA (the “Company”) issued a press release, a copy of which is attached hereto as Exhibit 99.1 (the “Press Release”).

The information in the attached Exhibit 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall they be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

Exhibit No.	Description of Exhibit
99.1	Press Release, dated January 20, 2023.

Financial Statements for the Nine Months Ended September 30, 2022

Filed herewith as Exhibit 99.2 are the unaudited interim condensed financial statements of the Company for the nine months ended September 30, 2022 (the “Financial Statements”).

As noted in the Press Release, the Financial Statements reflect certain corrections made to the financial information for the nine months ended September 30, 2022, previously reported by the Company in a press release issued on October 27, 2022 (the “Press Release”).

In connection with the preparation of the Financial Statements the Company identified a material weakness in its internal control over financial reporting at September 30, 2022 related to ineffective design and operation of its interim financial close and reporting controls. More specifically, internal control over financial reporting procedures used in connection with the preparation of the financial information contained in the Press Release failed to identify a number of cut-off errors. These cut-off errors have been corrected in the Financial Statements. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. Although the Company is taking action to remediate these issues, including engaging an outside IFRS consulting firm to assist the Company with its interim closing process, these efforts may not be sufficient to avoid similar material weaknesses in the future. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur remediation costs. To the extent the Company is unable to remediate this material weakness or is unable to identify future material weaknesses, investors could lose confidence in the accuracy or completeness of the Company’s reported financial information, which could have a negative effect on the trading price of the Company’s ADSs.

Oncotype DX® GPS Acquisition

On August 2, 2022, the Company entered into an asset purchase agreement with Genomic Health, Inc., a subsidiary of Exact Sciences Corporation (“Exact Sciences”), to acquire the Oncotype DX® GPS (Genomic Prostate Score® or GPSTM) test from Exact Sciences and hired most of its team of urology sales and marketing professionals.

Filed herewith as Exhibit 99.3 is revised unaudited combined pro forma condensed balance sheet information regarding the Company and Oncotype DX GPS Prostate Score® Test as of June 30, 2022, and revised unaudited combined pro forma statement of operations regarding the Company and Oncotype DX GPS Prostate Score® Test for the year ended December 31, 2021 and for the six months ended June 30, 2022, respectively. As noted in the Press Release, this pro forma financial information reflects certain corrections made to the pro forma financial information previously filed as Exhibit 99.2 to the Form 6-K filed by the Company on December 19, 2022.

Exhibit No.	Description of Exhibit
99.2	Unaudited interim condensed financial statements of the Company for the nine months ended September 30, 2022
99.3	Revised Unaudited combined pro forma condensed balance sheets of the Company and Oncotype DX GPS Prostate Score® Test as of June 30, 2022, and the revised unaudited combined pro forma statement of operations of the Company and Oncotype DX GPS Prostate Score® Test for the year ended December 31, 2021 and for the six months ended June 30, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MDXHEALTH SA

Date: January 20, 2023	By:	/s/ Michael McGarrity
		Name:	Michael McGarrity
		Title:	Chief Executive Officer

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